Exhibit 99.1

Quarterly Statement Q2 2025

Current cloud backlog of €18.1 billion, up 22% and up 28% at constant currencies

Cloud revenue up 24% and up 28% at constant currencies

Cloud ERP Suite revenue up 30% and up 34% at constant currencies

Total revenue up 9% and up 12% at constant currencies

IFRS operating profit of €2.5 billion; non-IFRS operating profit of €2.6 billion, up 32% and up 35% at constant currencies

Outlook 2025 unchanged

Q2 2025 | in € millions, unless otherwise stated

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Quarterly Statement Q2 2025

Walldorf, Germany – July 22, 2025
SAP SE (NYSE: SAP) announced today its financial results for the second quarter ended June 30, 2025.

Christian Klein, CEO:

We have delivered yet another quarter of outstanding results. AI innovations such as Joule becoming available “everywhere and for everything” and SAP Business Data Cloud as a powerful accelerator of AI make our portfolio ever stronger. Enterprise operations are about to enter a new era, and SAP is best positioned to benefit from that evolution.

Dominik Asam, CFO:

We achieved a very good Q2, with accelerating total revenue growth, strong profitability and free cash flow. Our performance was supported by continued customer demand and disciplined cost control. As we move into the second half, we remain cautiously optimistic, keeping a close eye on geopolitical developments and public sector trends.

Financial Performance

Group results at a glance – Second quarter 2025

	IFRS			Non-IFRS[1]

€ million, unless otherwise stated	Q2 2025	Q2 2024	∆ in %	Q2 2025	Q2 2024	∆ in %	∆ in % const. curr.
SaaS/PaaS	5,045	4,018	26	5,045	4,018	26	30
Thereof Cloud ERP Suite[2]	4,422	3,414	30	4,422	3,414	30	34
Thereof Extension Suite[3]	624	604	3	624	604	3	7
IaaS[4]	85	135	–37	85	135	–37	–35
Cloud revenue	5,130	4,153	24	5,130	4,153	24	28
Cloud and software revenue	7,966	7,175	11	7,966	7,175	11	14
Total revenue	9,027	8,288	9	9,027	8,288	9	12
Share of more predictable revenue (in %)	86	84	2pp	86	84	2pp
Cloud gross profit	3,833	3,030	26	3,856	3,043	27	31
Gross profit	6,620	6,017	10	6,643	6,029	10	13
Operating profit (loss)	2,456	1,222	>100	2,568	1,940	32	35
Profit (loss) after tax	1,749	918	91	1,747	1,278	37
Earnings per share - Basic (in €)	1.45	0.76	91	1.50	1.10	37
Net cash flows from operating activities	2,577	1,509	71
Free cash flow				2,357	1,288	83

1 For a breakdown of the individual adjustments see table “Non-IFRS Operating Expense Adjustments by Functional Areas” in this Quarterly Statement.

2 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. Further, Cloud ERP Suite also includes cloud-based capabilities enabling our customers’ ERP landscapes and their cloud transformation. The following offerings contribute to Cloud ERP Suite revenue: SAP Cloud ERP, SAP Business Technology Platform, financial- and spend management, supply chain management, core solutions for human capital management, commerce, business transformation management and AI.

3 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of the Cloud ERP Suite.

4 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud.

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Quarterly Statement Q2 2025

Group results at a glance – Six months ended June 2025

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q2 2025	Q1-Q2 2024	∆ in %	Q1–Q2 2025	Q1-Q2 2024	∆ in %	∆ in % const. curr.
SaaS/PaaS	9,935	7,782	28	9,935	7,782	28	29
Thereof Cloud ERP Suite revenue[2]	8,672	6,581	32	8,672	6,581	32	33
Thereof Extension Suite revenue[3]	1,262	1,202	5	1,262	1,202	5	7
IaaS[4]	189	299	–37	189	299	–37	–36
Cloud revenue	10,124	8,082	25	10,124	8,082	25	27
Cloud and software revenue	15,904	14,134	13	15,904	14,134	13	14
Total revenue	18,040	16,329	10	18,040	16,329	10	12
Share of more predictable revenue (in %)	86	84	2pp	86	84	2pp
Cloud gross profit	7,553	5,867	29	7,601	5,892	29	30
Gross profit	13,226	11,778	12	13,275	11,803	12	14
Operating profit (loss)	4,789	434	>100	5,024	3,473	45	45
Profit (loss) after tax	3,545	94	>100	3,428	2,223	54
Earnings per share - Basic (in €)	2.98	0.05	>100	2.94	1.91	54
Net cash flows from operating activities	6,357	4,388	45
Free cash flow				5,939	3,929	51

1 For a breakdown of the individual adjustments see table “Non-IFRS Operating Expense Adjustments by Functional Areas” in this Quarterly Statement.

2 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. The following offerings contribute to Cloud ERP Suite revenue: SAP S/4HANA Cloud, SAP Business Technology Platform, and core solutions for HR and payroll, spend management, commerce, customer data solutions, business process transformation, and working capital management. For additional information and historical data on Cloud ERP Suite, see SAP’s Reporting Framework.

3 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of the Cloud ERP Suite.

4 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud

Financial Highlights1

Second Quarter 2025

In the second quarter, current cloud backlog grew by 22% to €18.05 billion and was up 28% at constant currencies. Cloud revenue was up 24% to €5.13 billion and up 28% at constant currencies. Cloud ERP Suite revenue was up 30% to €4.42 billion and up 34% at constant currencies.

Software licenses revenue decreased by 15% to €0.19 billion and was down 13% at constant currencies. Cloud and software revenue was up 11% to €7.97 billion and up 14% at constant currencies. Services revenue was down 5% to €1.06 billion and down 2% at constant currencies. Total revenue was up 9% to €9.03 billion and up 12% at constant currencies.

The share of more predictable revenue increased by 2 percentage points to 86%.

IFRS cloud gross profit was up 26% to €3.83 billion. Non-IFRS cloud gross profit was up 27% to €3.86 billion and was up 31% at constant currencies. IFRS Cloud gross margin was up 1.8 percentage points to 74.7%, non-IFRS cloud gross margin up 1.9 percentage points to 75.2% and up 1.8 percentage points at constant currencies to 75.0%.

IFRS operating profit increased to €2.46 billion and IFRS operating margin was up 12.5 percentage points to 27.2%. IFRS operating profit growth was positively impacted by a restructuring expense decline of €0.6 billion as compared to Q2 2024 in connection with the 2024 transformation program. Non-IFRS operating profit was up 32% to €2.57 billion and was up 35% at constant currencies, non-IFRS operating margin increased by 5.0 percentage points to 28.5% and was up 4.8 percentage points to 28.2% at constant currencies. Both, IFRS and non-IFRS operating profit growth benefitted from the operational efficiencies realized through successful execution of the 2024 transformation program and lower share-based compensation expenses.

Driven by the operating profit growth, IFRS earnings per share (basic) increased 91% to €1.45. Non-IFRS earnings per share (basic) increased 37% to €1.50. IFRS effective tax rate was 30.1% and non-IFRS effective tax rate was 30.8%. Both were mainly driven by a

1 The Q2 2025 results were also impacted by other effects. For details, please refer to the disclosures on page 26 of this document.

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Quarterly Statement Q2 2025

temporary inability to offset withholding taxes in Germany due to carryforward of tax losses from prior year. The IFRS effective tax rate is lower than the non-IFRS effective tax rate due to tax benefits from tax-exempt income.

Operating cash flow in the second quarter was up 71% to €2.58 billion and free cash flow increased by 83% to €2.36 billion. The increase was mainly attributable to the higher profitability and the positive development of working capital (outside of restructuring related impacts), lower payouts for share-based compensation, lower restructuring payments, and lower income-tax payments. For the first six months, operating cash flow was up 45% to €6.36 billion and free cash flow increased by 51% to €5.94 billion

Share Repurchase Program

In May 2023, SAP announced a share repurchase program with an aggregate volume of up to €5 billion and a term until December 31, 2025. As of June 30, 2025, SAP had repurchased 24,743,442 shares at an average price of €185.51 resulting in a purchased volume of approximately €4.6 billion under the program.

2024 Transformation Program: Focus on scalability of operations and key strategic growth areas

In January 2024, SAP announced a company-wide restructuring program which concluded as planned in the first quarter 2025. Overall expenses associated with the program were approximately €3.2 billion. Restructuring payouts amounted to €2.5 billion for the full-year 2024 and €0.6 billion for the first six months of 2025. Approximately €0.2 billion is expected to be paid out in the remainder of 2025.

Business Highlights

In the second quarter, customers around the globe continued to choose the “RISE with SAP” journey to drive their end-to-end business transformations. These customers included: Acron Aviation, Alibaba Group, Balluff, BALMAIN, Bell Food Group, Cementos Argos, Eberspächer Group, Ernsting's family, GSK, J-POWER, Linfox, Mannington Mills, Mercedes-AMG PETRONAS Formula One, NS Reizigers, Proximus Group, Replay, Sumitomo Rubber Industries, Synapxe, University Medical Center of the Johannes Gutenberg University Mainz, and Votorantim.

Alivus Life Sciences, Biel City Administration, Iochpe-Maxion, Rico Auto Industries, and Sinar Mas Mining went live on SAP S/4HANA Cloud in the second quarter.

Daoudata, EGYM, Gardner White Furniture, MCH Group, NEBCO, and PwC chose “GROW with SAP”, a journey helping customers adopt cloud ERP with speed, predictability, and continuous innovation.

Key customer wins across SAP’s solution portfolio included: Accenture, Adobe, BAE Systems, BMW Group, Brown-Forman, Delta, Deutsche Börse, Döhler, German Armed Forces, German Federal Pension Insurance, Helaba, HENSOLDT, IBM, Infosys, Interroll, L'Oréal, LTIMindtree, MANN+HUMMEL, Metcash, SPIE, Standard Chartered, and Zurich Cantonal Bank.

Ahlstrom, BRF, Covestro, NTN, Techcombank, and Zespri International went live on SAP solutions.

In the second quarter, SAP’s cloud revenue performance was particularly strong in APJ and EMEA and solid in the Americas region. Brazil, Chile, France, India, Italy, South Korea and Spain had outstanding performance, while Canada, China, Germany, Japan, and the U.S. were particularly strong.

On May 5, SAP announced that it had further extended the contract of CEO and chairman of the Executive Board Christian Klein to five years, until April 2030. In addition, the contract of Dominik Asam, CFO and member of the Executive Board, has been further extended for two years to March 2028.

On May 13, SAP held its Annual General Meeting (AGM) of Shareholders as a virtual event. The AGM approved all agenda items with strong support, including the dividend proposal of €2.35 per share for fiscal year 2024.

On May 20, SAP and Accenture announced joined forces to help companies enable connected intelligence across the enterprise to drive speed and agility in the AI era, through a strategic expansion of their long-standing partnership. In addition, SAP and Palantir announced a partnership to facilitate joint customers’ cloud migration journey and modernization programs, by connecting the unified, context-rich data environment of SAP Business Data Cloud with Palantir’s Ontology and AIP.

On May 27, SAP and Alibaba Group announced a strategic partnership to accelerate cloud transformation.

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Quarterly Statement Q2 2025

Outlook 2025

Financial Outlook 2025

While the prevailing dynamic environment implies elevated levels of uncertainty and reduced visibility, SAP currently continues to expect:

•	€21.6 – 21.9 billion cloud revenue at constant currencies (2024: €17.14 billion), up 26% to 28% at constant currencies.

•	€33.1 – 33.6 billion cloud and software revenue at constant currencies (2024: €29.83 billion), up 11% to 13% at constant currencies.

•	€10.3 – 10.6 billion non-IFRS operating profit at constant currencies (2024: €8.15 billion), up 26% to 30% at constant currencies.

•	Approximately €8.0 billion free cash flow at actual currencies (2024: €4.22 billion)

•	An effective tax rate (non-IFRS) of approximately 32% (2024: 32.3%)[2].

The company also continues to expect current cloud backlog growth at constant currencies to slightly decelerate in 2025.

While SAP’s 2025 financial outlook for the income statement parameters is at constant currencies (including an average exchange rate of 1.08 USD per EUR), actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the company progresses through the year, as reflected in the table below.

Currency Impact Assuming June 30, 2025 Rates Apply for the Remainder of 2025

In percentage points	Q3 2025	FY 2025
Cloud revenue growth	-5.0pp	-3.5pp
Cloud and software revenue growth	-4.0pp	-3.0pp
Operating profit growth (non-IFRS)	-4.5pp	-3.0pp

This includes an exchange rate of 1.17 USD per EUR.

Non-Financial Outlook 2025

As announced on May 9, SAP has replaced the Women in Executive Roles KPI with the Business Health Culture Index (BHCI). In 2025, SAP expects a BHCI score in the range of 80% to 82%.

For 2025, SAP continues to expect:

•	A Customer Net Promoter Score of 12 to 16.

•	The Employee engagement index to be in a range of 74% to 78%.

•	To steadily decrease carbon emissions across the relevant value chain.

2 The effective tax rate (non-IFRS) is a non-IFRS financial measure and is presented for supplemental informational purposes only. We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

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Quarterly Statement Q2 2025

Additional Information

This press release and all information therein is preliminary and unaudited. Due to rounding, numbers may not add up precisely.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitations, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/performance-measures

Webcast

SAP senior management will host a financial analyst conference call on Tuesday, July 22nd at 11:00 PM (CEST) / 10:00 PM (BST) / 5:00 PM (EDT) / 2:00 PM (PDT). The conference will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the second quarter results can be found at https://www.sap.com/investor

About SAP

As a global leader in enterprise applications and business AI, SAP (NYSE: SAP) stands at the nexus of business and technology. For over 50 years, organizations have trusted SAP to bring out their best by uniting business-critical operations spanning finance, procurement, HR, supply chain, and customer experience. For more information, visit www.sap.com.

For more information, financial community only:

Alexandra Steiger	+49 (6227) 7-767336	investor@sap.com, CET

Follow SAP Investor Relations on LinkedIn at SAP Investor Relations.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels.

This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2024 Annual Report on Form 20-F.

© 2025 SAP SE. All rights reserved.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional trademark information and notices.

6/26

Quarterly Statement Q2 2025

Contents

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)		8

Primary Financial Statements of SAP Group (IFRS)		10

(A)	Consolidated Income Statements	10

(B)	Consolidated Statements of Financial Position	12

(C)	Consolidated Statements of Cash Flows	13

Non-IFRS Numbers		14

(D)	Basis of Non-IFRS Presentation	14

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers	14

(F)	Non-IFRS Adjustments – Actuals and Estimates	19

(G)	Non-IFRS Operating Expense Adjustments by Functional Areas	19

Disaggregations		21

(H)	Segment Reporting	21

(I)	Revenue by Region (IFRS and Non-IFRS)	23

(J)	Employees by Region and Functional Areas	25

Other Disclosures		26

(K)	Share-Based Payment	26

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Quarterly Statement Q2 2025

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2024	Q2 2024	Q3 2024	Q4 2024	TY 2024	Q1 2025	Q2 2025
Revenues
Cloud	3,928	4,153	4,351	4,708	17,141	4,993	5,130
% change – yoy	24	25	25	27	25	27	24
% change constant currency – yoy	25	25	27	27	26	26	28
Cloud ERP Suite	3,167	3,414	3,636	3,949	14,166	4,251	4,422
% change – yoy	31	33	34	35	33	34	30
% change constant currency – yoy	32	33	36	35	34	33	34
Software licenses	203	229	285	683	1,399	183	194
% change – yoy	–26	–28	–15	–18	–21	–10	–15
% change constant currency – yoy	–25	–27	–14	–19	–21	–10	–13
Software support	2,829	2,792	2,793	2,876	11,290	2,761	2,642
% change – yoy	–3	–3	–3	1	–2	–2	–5
% change constant currency – yoy	–1	–3	–2	1	–1	–3	–3
Total revenue	8,041	8,288	8,470	9,377	34,176	9,013	9,027
% change – yoy	8	10	9	11	10	12	9
% change constant currency – yoy	9	10	10	10	10	11	12
Profits
Operating profit (loss) (IFRS)	–787	1,222	2,214	2,016	4,665	2,333	2,456
Operating profit (loss) (non-IFRS)	1,533	1,940	2,244	2,436	8,153	2,455	2,568
% change - yoy	16	33	27	24	25	60	32
% change constant currency - yoy	19	35	28	24	26	58	35
Profit (loss) after tax (IFRS)	–824	918	1,441	1,616	3,150	1,796	1,749
Profit (loss) after tax (non-IFRS)	944	1,278	1,437	1,619	5,279	1,681	1,747
% change - yoy	9	60	6	24	22	78	37
Margins
Cloud gross margin (IFRS, in %)	72.2	73.0	73.2	72.8	72.8	74.5	74.7
Cloud gross margin (non-IFRS, in %)	72.5	73.3	73.7	73.5	73.3	75.0	75.2
Gross margin (IFRS, in %)	71.7	72.6	73.3	74.0	73.0	73.3	73.3
Gross margin (non-IFRS, in %)	71.8	72.7	73.6	74.3	73.2	73.6	73.6
Operating margin (IFRS, in %)	–9.8	14.7	26.1	21.5	13.6	25.9	27.2
Operating margin (non-IFRS, in %)	19.1	23.4	26.5	26.0	23.9	27.2	28.5
Order Entry and current cloud backlog
Current cloud backlog	14,179	14,808	15,377	18,078	18,078	18,202	18,052
% change – yoy	27	28	25	32	32	28	22
% change constant currency – yoy	28	28	29	29	29	29	28
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	52	52	64	68	63	54	53
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	21	20	16	11	15	20	20
Liquidity and Cash Flow
Net cash flows from operating activities	2,878	1,509	1,403	–584	5,207	3,780	2,577
Free cash flow	2,642	1,288	1,200	–908	4,222	3,583	2,357
Cash and cash equivalents	9,295	7,870	10,005	9,609	9,609	11,345	7,942

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Quarterly Statement Q2 2025

€ millions, unless otherwise stated	Q1 2024	Q2 2024	Q3 2024	Q4 2024	TY 2024	Q1 2025	Q2 2025
Group liquidity	13,411	11,449	11,856	11,080	11,080	12,760	9,788
Financial debt (–)	–7,770	–7,776	–8,996	–9,385	–9,385	–8,121	–7,492
Net liquidity (+) / Net debt(–)	5,641	3,674	2,860	1,695	1,695	4,639	2,297
Non-Financials
Number of employees (quarter end)[1]	108,133	105,315	107,583	109,121	109,121	108,187	108,929
Gross greenhouse gas emissions (scope 1, 2, 3 / market-based)[2] (in million tons CO2 equivalents)	1.8	1.8	1.8	1.8	6.9	1.6	1.6

1 In full-time equivalents.

2 Our gross greenhouse gas emissions (GHG) include the total lifecycle emissions resulting from the use of our on-premise software. The calculation of use of sold products emissions is based on the number of active maintenance contracts at quarter end. Therefore, the emissions for individual quarters will not add up to the total sum of GHG emissions at year end.

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Quarterly Statement Q2 2025

Primary Financial Statements of SAP Group (IFRS)

(A)	Consolidated Income Statements

(A.1)	Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q2 2025	Q2 2024	∆ in %
Cloud	5,130	4,153	24
Software licenses	194	229	–15
Software support	2,642	2,792	–5
Software licenses and support	2,835	3,021	–6
Cloud and software	7,966	7,175	11
Services	1,061	1,114	–5
Total revenue	9,027	8,288	9

Cost of cloud	–1,297	–1,123	16
Cost of software licenses and support	–313	–311	1
Cost of cloud and software	–1,610	–1,434	12
Cost of services	–797	–837	–5
Total cost of revenue	–2,407	–2,272	6
Gross profit	6,620	6,017	10
Research and development	–1,618	–1,605	1
Sales and marketing	–2,156	–2,217	–3
General and administration	–361	–336	7
Restructuring	–18	–631	–97
Other operating income/expense, net	–11	–5	>100
Total operating expenses	–6,571	–7,067	–7
Operating profit (loss)	2,456	1,222	>100

Other non-operating income/expense, net	–3	–5	–33
Finance income	317	412	–23
Finance costs	–268	–242	11
Financial income, net	49	170	–71
Profit (loss) before tax	2,502	1,387	80

Income tax expense	–753	–469	60
Profit (loss) after tax	1,749	918	91
Attributable to owners of parent	1,697	888	91
Attributable to non-controlling interests	52	30	74

Earnings per share, basic (in €)[1]	1.45	0.76	91
Earnings per share, diluted (in €)[1]	1.44	0.75	92

1 For the three months ended June 30, 2025 and 2024, the weighted average number of shares was 1,166 million (diluted 1,175 million) and 1,166 million (diluted: 1,178 million), respectively (treasury stock excluded).

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Quarterly Statement Q2 2025

(A.2)       Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2025	Q1–Q2 2024	∆ in %
Cloud	10,124	8,082	25
Software licenses	377	432	–13
Software support	5,403	5,621	–4
Software licenses and support	5,780	6,053	–4
Cloud and software	15,904	14,134	13
Services	2,136	2,195	–3
Total revenue	18,040	16,329	10

Cost of cloud	–2,570	–2,214	16
Cost of software licenses and support	–605	–637	–5
Cost of cloud and software	–3,176	–2,851	11
Cost of services	–1,638	–1,699	–4
Total cost of revenue	–4,813	–4,550	6
Gross profit	13,226	11,778	12
Research and development	–3,291	–3,270	1
Sales and marketing	–4,391	–4,496	–2
General and administration	–719	–696	3
Restructuring	–18	–2,873	–99
Other operating income/expense, net	–19	–9	>100
Total operating expenses	–13,251	–15,894	–17
Operating profit (loss)	4,789	434	>100

Other non-operating income/expense, net	7	–153	NA
Finance income	722	611	18
Finance costs	–548	–486	13
Financial income, net	175	125	40
Profit (loss) before tax	4,970	407	>100

Income tax expense	–1,425	–313	>100
Profit (loss) after tax	3,545	94	>100
Attributable to owners of parent	3,477	60	>100
Attributable to non-controlling interests	68	34	100

Earnings per share, basic (in €)[1]	2.98	0.05	>100
Earnings per share, diluted (in €)[1]	2.96	0.05	>100

1 For the six months ended June 30, 2025 and 2024, the weighted average number of shares was 1,167 million (diluted: 1,175 million) and 1,167 million (diluted: 1,178 million), respectively (treasury stock excluded).

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Quarterly Statement Q2 2025

(B)        Consolidated Statements of Financial Position

as at 06/30/2025 and 12/31/2024
€ millions	2025	2024
Cash and cash equivalents	7,942	9,609
Other financial assets	2,236	1,629
Trade and other receivables	6,289	6,774
Other non-financial assets	2,652	2,682
Tax assets	520	707
Total current assets	19,638	21,401
Goodwill	28,537	31,243
Intangible assets	2,289	2,706
Property, plant, and equipment	4,339	4,493
Other financial assets	6,807	7,141
Trade and other receivables	118	209
Other non-financial assets	3,840	3,990
Tax assets	328	359
Deferred tax assets	2,503	2,676
Total non-current assets	48,761	52,817
Total assets	68,399	74,218

€ millions	2025	2024
Trade and other payables	2,210	1,988
Tax liabilities	965	585
Financial liabilities	3,347	4,277
Other non-financial liabilities	3,913	5,533
Provisions	220	716
Contract liabilities	8,395	5,978
Total current liabilities	19,050	19,078
Trade and other payables	5	10
Tax liabilities	471	509
Financial liabilities	6,034	7,169
Other non-financial liabilities	542	749
Provisions	468	494
Deferred tax liabilities	292	313
Contract liabilities	139	88
Total non-current liabilities	7,950	9,332
Total liabilities	27,000	28,410
Issued capital	1,229	1,229
Share premium	2,776	2,564
Retained earnings	43,653	42,907
Other components of equity	463	4,694
Treasury shares	–7,123	–5,954
Equity attributable to owners of parent	40,998	45,440

Non-controlling interests	401	368
Total equity	41,400	45,808
Total equity and liabilities	68,399	74,218

12/26

Quarterly Statement Q2 2025

(C)        Consolidated Statements of Cash Flows

€ millions	Q1–Q2 2025	Q1–Q2 2024
Profit (loss) after tax	3,545	94
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	668	626
Share-based payment expense	949	1,280
Income tax expense	1,425	313
Financial income, net	–175	–125
Increase/decrease in allowances on trade receivables	18	–23
Other adjustments for non-cash items	–11	110
Increase/decrease in trade and other receivables	103	372
Increase/decrease in other assets	–154	–17
Increase/decrease in trade payables, provisions, and other liabilities	–1,843	876
Increase/decrease in contract liabilities	3,121	2,718
Share-based payments	–378	–778
Income taxes paid, net of refunds	–911	–1,057
Net cash flows from operating activities	6,357	4,388
Business combinations, net of cash and cash equivalents acquired	–5	–19
Purchase of intangible assets and property, plant, and equipment	–358	–365
Proceeds from sales of intangible assets and property, plant, and equipment	78	55
Purchase of equity or debt instruments of other entities	–3,386	–7,987
Proceeds from sales of equity or debt instruments of other entities	2,812	7,370
Interest received	187	287
Net cash flows from investing activities	–673	–660
Dividends paid	–2,743	–2,565
Dividends paid on non-controlling interests	0	–6
Purchase of treasury shares	–1,633	–975
Proceeds from borrowings	2	1
Repayments of borrowings	–1,850	–14
Payments of lease liabilities	–138	–148
Interest paid	–379	–378
Net cash flows from financing activities	–6,742	–4,086
Effect of foreign currency rates on cash and cash equivalents	–610	104
Net increase/decrease in cash and cash equivalents	–1,668	–254
Cash and cash equivalents at the beginning of the period	9,609	8,124
Cash and cash equivalents at the end of the period	7,942	7,870

13/26

Quarterly Statement Q2 2025

Non-IFRS Numbers

(D)        Basis of Non-IFRS Presentation

SAP disclose certain financial measures such as expense (non-IFRS) and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures.

(E)        Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)     Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q2 2025			Q2 2024	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	5,130	168	5,298	4,153	24	28
Software licenses	194	4	198	229	–15	–13
Software support	2,642	64	2,706	2,792	–5	–3
Software licenses and support	2,835	68	2,904	3,021	–6	–4
Cloud and software	7,966	236	8,202	7,175	11	14
Services	1,061	33	1,094	1,114	–5	–2
Total revenue	9,027	269	9,296	8,288	9	12

14/26

Quarterly Statement Q2 2025

(E.2)     Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q2 2025					Q2 2024			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–1,297	23	–1,274			–1,123	13	–1,110	16	15
Cost of software licenses and support	–313	0	–313			–311	0	–311	1	1
Cost of cloud and software	–1,610	23	–1,587			–1,434	13	–1,422	12	12
Cost of services	–797	0	–797			–837	0	–837	–5	–5
Total cost of revenue	–2,407	23	–2,384			–2,272	13	–2,259	6	6
Gross profit	6,620	23	6,643	192	6,835	6,017	13	6,029	10	10	13
Research and development	–1,618	1	–1,616			–1,605	1	–1,604	1	1
Sales and marketing	–2,156	68	–2,088			–2,217	65	–2,153	–3	–3
General and administration	–361	1	–360			–336	8	–328	7	10
Restructuring	–18	18	0			–631	631	0	–97	NA
Other operating income/expense, net	–11	0	–11			–5	0	–5	>100	>100
Total operating expenses	–6,571	112	–6,459	–214	–6,673	–7,067	718	–6,348	–7	2	5

(E.3)     Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter

€ millions, unless otherwise stated	Q2 2025					Q2 2024			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	2,456	112	2,568	55	2,623	1,222	718	1,940	>100	32	35
Other non-operating income/expense, net	–3	0	–3			–5	0	–5	–33	–33
Finance income	317	–210	107			412	–250	162	–23	–34
Finance costs	–268	119	–149			–242	70	–171	11	–13
Financial income, net	49	–91	–42			170	–179	–9	–71	>100
Profit (loss) before tax	2,502	22	2,524			1,387	539	1,926	80	31
Income tax expense	–753	–24	–776			–469	–178	–647	60	20
Profit (loss) after tax	1,749	–2	1,747			918	361	1,278	91	37
Attributable to owners of parent	1,697	56	1,753			888	395	1,283	91	37
Attributable to non-controlling interests	52	–58	–6			30	–34	–4	74	44

Key Ratios
Operating margin (in %)	27.2		28.5		28.2	14.7		23.4	12.5pp	5.0pp	4.8pp
Effective tax rate (in %)[1]	30.1		30.8			33.8		33.6	–3.8pp	–2.8pp
Earnings per share, basic (in €)	1.45		1.50			0.76		1.10	91	37

1 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q2 2025 mainly resulted from tax effects of equity securities. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q2 2024 mainly resulted from tax effects of restructuring expenses.

15/26

Quarterly Statement Q2 2025

(E.4)       Reconciliation of Non-IFRS Revenue – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2025			Q1–Q2 2024	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	10,124	110	10,234	8,082	25	27
Software licenses	377	4	381	432	–13	–12
Software support	5,403	40	5,443	5,621	–4	–3
Software licenses and support	5,780	44	5,824	6,053	–4	–4
Cloud and software	15,904	154	16,058	14,134	13	14
Services	2,136	18	2,154	2,195	–3	–2
Total revenue	18,040	172	18,212	16,329	10	12

(E.5)       Reconciliation of Non-IFRS Operating Expenses – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2025					Q1–Q2 2024			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–2,570	48	–2,523			–2,214	25	–2,190	16	15
Cost of software licenses and support	–605	0	–605			–637	0	–637	–5	–5
Cost of cloud and software	–3,176	48	–3,128			–2,851	25	–2,827	11	11
Cost of services	–1,638	1	–1,637			–1,699	0	–1,699	–4	–4
Total cost of revenue	–4,813	48	–4,765			–4,550	25	–4,526	6	5
Gross profit	13,226	48	13,275	124	13,399	11,778	25	11,803	12	12	14
Research and development	–3,291	3	–3,288			–3,270	3	–3,267	1	1
Sales and marketing	–4,391	163	–4,228			–4,496	129	–4,366	–2	–3
General and administration	–719	2	–717			–696	9	–687	3	4
Restructuring	–18	18	0			–2,873	2,873	0	–99	NA
Other operating income/expense, net	–19	0	–19			–9	0	–9	>100	>100
Total operating expenses	–13,251	235	–13,016	–152	–13,168	–15,894	3,039	–12,855	–17	1	2

16/26

Quarterly Statement Q2 2025

(E.6)       Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2025					Q1–Q2 2024			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	4,789	235	5,024	21	5,044	434	3,039	3,473	>100	45	45
Other non-operating income/expense, net	7	0	7			–153	0	–153	NA	NA
Finance income	722	–491	231			611	–282	328	18	–30
Finance costs	–548	192	–356			–486	159	–327	13	9
Financial income, net	175	–299	–125			125	–123	2	40	NA
Profit (loss) before tax	4,970	–64	4,906			407	2,916	3,322	>100	48
Income tax expense	–1,425	–53	–1,478			–313	–787	–1,100	>100	34
Profit (loss) after tax	3,545	–117	3,428			94	2,129	2,223	>100	54
Attributable to owners of parent	3,477	–45	3,432			60	2,163	2,222	>100	54
Attributable to non-controlling interests	68	–72	–4			34	–34	0	100	NA

Key Ratios
Operating margin (in %)	26.5		27.8		27.7	2.7		21.3	23.9pp	6.6pp	6.4pp
Effective tax rate (in %)[1]	28.7		30.1			76.9		33.1	–48.3pp	–3.0pp
Earnings per share, basic (in €)	2.98		2.94			0.05		1.91	>100	54

1 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2025 mainly resulted from tax effects of equity securities. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2024 mainly resulted from tax effects of restructuring expenses.

17/26

Quarterly Statement Q2 2025

(E.7)       Reconciliation of Free Cash Flow

€ millions, unless otherwise stated	Q1–Q2 2025	Q1–Q2 2024
Net cash flows from operating activities	6,357	4,388
Purchase of intangible assets and property, plant, and equipment	–358	–365
Proceeds from sales of intangible assets and property, plant, and equipment	78	55
Payments of lease liabilities	–138	–148
Free cash flow	5,939	3,929

Net cash flows from investing activities	–673	–660
Net cash flows from financing activities	–6,742	–4,086

18/26

Quarterly Statement Q2 2025

(F)       Non-IFRS Adjustments – Actuals and Estimates

€ millions, unless otherwise stated	Estimated Amounts for Full Year 2025	Q2 2025	Q1–Q2 2025	Q2 2024	Q1–Q2 2024
Profit (loss) before tax (IFRS)		2,502	4,970	1,387	407
Adjustment for acquisition-related charges	380-460	94	217	87	166
Adjustment for restructuring	approximately 100	18	18	631	2,873
Adjustment for regulatory compliance matter expenses	0	0	0	0	0
Adjustment for gains and losses from equity securities, net	N/A1	–91	–299	–179	–123
Profit (loss) before tax (non-IFRS)		2,524	4,906	1,926	3,322

1 Due to the uncertainty and potential variability of gains and losses from equity securities, we cannot provide an estimate for the full year without unreasonable efforts. This item could however have a material impact on our non-IFRS measures below operating profit.

(G)       Non-IFRS Operating Expense Adjustments by Functional Areas

€ millions	Q2 2025					Q2 2024
	IFRS	Acquisition- Related	Restruc- turing	RCM[1]	Non-IFRS	IFRS	Acquisition -Related	Restruc- turing	RCM[1]	Non-IFRS
Cost of cloud	–1,297	23	0	0	–1,274	–1,123	13	0	0	–1,110
Cost of software licenses and support	–313	0	0	0	–313	–311	0	0	0	–311
Cost of services	–797	0	0	0	–797	–837	0	0	0	–837
Research and development	–1,618	1	0	0	–1,616	–1,605	1	0	0	–1,604
Sales and marketing	–2,156	68	0	0	–2,088	–2,217	65	0	0	–2,153
General and administration	–361	1	0	0	–360	–336	8	0	0	–328
Restructuring	–18	0	18	0	0	–631	0	631	0	0
Other operating income/expense, net	–11	0	0	0	–11	–5	0	0	0	–5
Total operating expenses	–6,571	94	18	0	–6,459	–7,067	87	631	0	–6,348

1 Regulatory Compliance Matters

€ millions	Q1–Q2 2025					Q1–Q2 2024
	IFRS	Acquisition- Related	Restruc- turing	RCM[1]	Non-IFRS	IFRS	Acquisition -Related	Restruc- turing	RCM[1]	Non-IFRS
Cost of cloud	–2,570	48	0	0	–2,523	–2,214	25	0	0	–2,190
Cost of software licenses and support	–605	0	0	0	–605	–637	0	0	0	–637
Cost of services	–1,638	1	0	0	–1,637	–1,699	0	0	0	–1,699
Research and development	–3,291	3	0	0	–3,288	–3,270	3	0	0	–3,267
Sales and marketing	–4,391	163	0	0	–4,228	–4,496	129	0	0	–4,366
General and administration	–719	2	0	0	–717	–696	9	0	0	–687
Restructuring	–18	0	18	0	0	–2,873	0	2,873	0	0
Other operating income/expense, net	–19	0	0	0	–19	–9	0	0	0	–9
Total operating expenses	–13,251	217	18	0	–13,016	–15,894	166	2,873	0	–12,855

1 Regulatory Compliance Matters

19/26

Quarterly Statement Q2 2025

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q2 2025	Q2 2024
Cost of cloud	1	–28
Cost of software licenses and support	2	–24
Cost of services	–1	–107
Research and development	–6	–144
Sales and marketing	–9	–284
General and administration	–6	–43
Restructuring expenses	–18	–631

20/26

Quarterly Statement Q2 2025

Disaggregations

(H)            Segment Reporting

(H.1)      Segment Policies and Changes

SAP is organized in two operating segments, the Applications, Technology & Support (ATS) segment and the Core Services segment:

–	The ATS segment represents SAP’s cohesive product portfolio which is holistically steered and commercialized. It primarily generates revenue from cloud subscriptions and from the sale of software licenses and support offerings, and it incurs cost for support, operating our solutions, and the provision of infrastructure. The revenue and cost for services arise for SAP’s training business which is highly integrated with SAP’s product portfolio.

–	The Core Services segment supports SAP’s product portfolio by enabling customers to transform their business and accelerate the adoption of innovations. Revenues are mainly generated from professional consulting services and premium support services. Cost is incurred primarily for the delivery of those services. The Core Services segment does not reflect the full services business.

The segment information for comparative prior periods was restated to conform with the new segment composition.

(H.2)      Segment Reporting – Quarter

Applications, Technology & Support (ATS)

€ millions (non-IFRS)	Q2 2025		Q2 2024
	Actual Currency	Constant Currency	Actual Currency
Cloud	5,130	5,298	4,153
Software licenses	194	198	229
Software support	2,642	2,706	2,792
Software licenses and support	2,835	2,904	3,021
Cloud and software	7,966	8,201	7,174
Services	70	74	108
Total segment revenue	8,036	8,275	7,282
Cost of cloud	–1,223	–1,281	–1,072
Cost of software licenses and support	–278	–288	–284
Cost of cloud and software	–1,501	–1,569	–1,356
Cost of services	–80	–83	–101
Total cost of revenue	–1,581	–1,652	–1,457
Segment gross profit	6,455	6,623	5,825
Other segment expenses	–3,151	–3,258	–3,163
Segment profit (loss)	3,304	3,365	2,662

Core Services

€ millions (non-IFRS)	Q2 2025		Q2 2024
	Actual Currency	Constant Currency	Actual Currency
Services	990	1,020	1,006
Total segment revenue	990	1,021	1,006
Cost of cloud	–30	–31	–26
Cost of software licenses and support	–10	–10	–13
Cost of cloud and software	–39	–41	–39
Cost of services	–697	–718	–706
Total cost of revenue	–736	–759	–745
Segment gross profit	254	262	261
Other segment expenses	–137	–142	–154
Segment profit (loss)	117	120	107

21/26

Quarterly Statement Q2 2025

(H.3)          Segment Reporting – Year-to-Date

Applications, Technology & Support

€ millions (non-IFRS)	Q1–Q2 2025		Q1–Q2 2024
	Actual Currency	Constant Currency	Actual Currency
Cloud	10,124	10,234	8,082
Software licenses	377	381	432
Software support	5,403	5,443	5,621
Software licenses and support	5,780	5,824	6,052
Cloud and software	15,904	16,058	14,134
Services	150	153	209
Total segment revenue	16,054	16,211	14,343
Cost of cloud	–2,432	–2,470	–2,119
Cost of software licenses and support	–553	–561	–584
Cost of cloud and software	–2,985	–3,031	–2,703
Cost of services	–182	–183	–200
Total cost of revenue	–3,166	–3,214	–2,902
Segment gross profit	12,888	12,997	11,440
Other segment expenses	–6,432	–6,514	–6,478
Segment profit (loss)	6,456	6,483	4,963

Core Services

€ millions (non-IFRS)	Q1–Q2 2025		Q1–Q2 2024
	Actual Currency	Constant Currency	Actual Currency
Services	1,985	2,000	1,985
Total segment revenue	1,985	2,000	1,985
Cost of cloud	–59	–60	–53
Cost of software licenses and support	–20	–21	–26
Cost of cloud and software	–79	–81	–79
Cost of services	–1,413	–1,430	–1,439
Total cost of revenue	–1,493	–1,510	–1,518
Segment gross profit	492	490	467
Other segment expenses	–287	–290	–320
Segment profit (loss)	206	200	147

22/26

Quarterly Statement Q2 2025

(I)           Revenue by Region (IFRS and Non-IFRS)

(I.1)        Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q2 2025			Q2 2024	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency
Cloud Revenue by Region
EMEA	2,163	14	2,177	1,673	29	30
Americas	2,215	129	2,343	1,914	16	22
APJ	753	25	778	566	33	37
Cloud revenue	5,130	168	5,298	4,153	24	28
Cloud and Software Revenue by Region
EMEA	3,669	17	3,686	3,215	14	15
Americas	3,106	182	3,288	2,912	7	13
APJ	1,191	37	1,228	1,047	14	17
Cloud and software revenue	7,966	236	8,202	7,175	11	14
Total Revenue by Region
Germany	1,412	1	1,414	1,283	10	10
Rest of EMEA	2,746	19	2,765	2,444	12	13
Total EMEA	4,158	21	4,179	3,727	12	12
United States	2,829	145	2,974	2,701	5	10
Rest of Americas	725	63	787	690	5	14
Total Americas	3,554	208	3,761	3,392	5	11
Japan	392	–7	385	337	16	14
Rest of APJ	923	48	971	833	11	17
Total APJ	1,315	41	1,356	1,170	12	16
Total revenue	9,027	269	9,296	8,288	9	12

23/26

Quarterly Statement Q2 2025

(I.2)            Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q2 2025			Q1–Q2 2024	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud Revenue by Region
EMEA	4,195	–3	4,192	3,230	30	30
Americas	4,446	90	4,536	3,761	18	21
APJ	1,483	23	1,507	1,090	36	38
Cloud revenue	10,124	110	10,234	8,082	25	27
Cloud and Software Revenue by Region
EMEA	7,208	–5	7,203	6,325	14	14
Americas	6,315	124	6,439	5,776	9	11
APJ	2,382	34	2,416	2,034	17	19
Cloud and software revenue	15,904	154	16,058	14,134	13	14
Total Revenue by Region
Germany	2,791	–2	2,790	2,520	11	11
Rest of EMEA	5,400	–4	5,396	4,804	12	12
Total EMEA	8,191	–6	8,186	7,323	12	12
United States	5,781	59	5,840	5,369	8	9
Rest of Americas	1,437	81	1,519	1,359	6	12
Total Americas	7,219	141	7,359	6,728	7	9
Japan	789	–10	779	662	19	18
Rest of APJ	1,841	47	1,888	1,615	14	17
Total APJ	2,630	37	2,668	2,277	16	17
Total revenue	18,040	172	18,212	16,329	10	12

24/26

Quarterly Statement Q2 2025

(J)          Employees by Region and Functional Areas

Full-time equivalents	06/30/2025				06/30/2024
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,553	4,486	5,109	14,148	4,434	4,148	4,448	13,029
Services	8,237	4,681	5,814	18,732	8,292	4,618	5,410	18,320
Research and development	18,063	5,761	13,349	37,174	18,073	5,441	12,331	35,844
Sales and marketing	11,694	9,793	4,981	26,467	12,053	9,438	5,112	26,603
General and administration	3,903	1,910	1,343	7,157	3,640	1,723	1,291	6,653
Infrastructure	3,123	1,152	976	5,252	2,845	1,129	890	4,865
SAP Group (06/30)	49,574	27,783	31,573	108,929	49,337	26,496	29,482	105,315
Thereof acquisitions[1]	0	0	0	0	0	0	0	0
SAP Group (six months' end average)	49,038	27,695	31,264	107,997	49,414	27,689	29,745	106,848

1 Acquisitions closed between January 1 and June 30 of the respective year.

25/26

Quarterly Statement Q2 2025

Other Disclosures

(K)            Share-Based Payment

SAP’s share-based payment expenses included in SAPs non-IFRS operating expenses break down as follows:

€ millions	Q2 2025	Q1–Q2 2025	Q2 2024	Q1–Q2 2024
Cost of cloud	–33	–59	–34	–73
Cost of software licenses and support	–9	–16	–11	–22
Cost of services	–72	–133	–89	–192
Research and development	–190	–326	–191	–403
Sales and marketing	–180	–331	–218	–476
General and administration	–45	–84	–48	–114
Share-based payment expenses	–529	–949	–592	–1,280

The decrease in share-based payment expenses is mainly due to a lower increase in the SAP share price as compared to 2024 (around €22 in the first half of 2025; around €50 in the first half of 2024) as well as lower grant volumes as compared to prior years. Income for the hedging of cash-settled share-based compensation programs amounted to €30 million in the first half of 2025 (first half of 2024: €0 million). For more information about share-based payment expenses, see the Notes to the Consolidated Half-Year Financial Statements, Note (B.3).

Additionally, in the second quarter of 2025 SAP recognized €6 million (Q2/2024: €107 million) of accelerated share-based payment expenses triggered by the transformation program. In the first half of 2025 accelerated share-based payment expenses amounting to €19 million (HY1/2024: €189 million) have been recognized. These share-based payment expenses are classified as restructuring expenses in SAP’s consolidated income statements.

Associated share-based payments in the first half of 2025 amounted to €62 million (HY1/2024: €2 million) and are classified as a decrease in provisions and other liabilities in SAP’s consolidated statements of cash flows.

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